Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 2:

We consent to the use of our reports, dated December 17, 2018, with respect to the financial statements and financial highlights of PGIM QMA Emerging Markets Equity Fund (formerly Prudential QMA Emerging Markets Equity Fund) and PGIM QMA International Developed Markets Index Fund (formerly Prudential QMA International Developed Markets Index Fund), each a series of Prudential Investment Portfolios 2, as of October 31, 2018, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

January 25, 2019